Exhibit 99.6

120 Collins Street
Melbourne 3000
Australia
T +61 (0) 39283 3333
F +61 (0) 39283 3707
Press release
Rio Tinto Limited 2010 annual general meeting adjourned to Wednesday 26 May
20 April 2010
In light of the unprecedented travel restrictions in Europe, it is not possible for the chairman, chief executive or other Rio Tinto directors to arrive in Melbourne in sufficient time for the Rio Tinto Limited annual general meeting scheduled for 0930 (AEST) on Thursday, 22 April 2010. They are currently in London, having attended the Rio Tinto plc AGM last Thursday.
Given these extraordinary circumstances, the Boards of Rio Tinto have decided that the meeting should be adjourned to 0930 (AEST) on Wednesday, 26 May 2010 in Melbourne, Victoria.
Shareholders should note that valid proxies already lodged for the Rio Tinto Limited AGM remain valid for any adjournment of that meeting, unless revoked. New or replacement proxies would be able to be lodged up until 48 hours before the time of the adjourned meeting. A notice will be sent to Rio Tinto Limited shareholders with details of the adjourned meeting.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
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Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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Media Relations, Australia	Media Relations, London
Tony Shaffer	Nick Cobban
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Jason Combes
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Website: www.riotinto.com
High resolution photographs and media pack available at: http://www.riotinto.com/media